June 1, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affirmative Insurance Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-50795

Dear Mr. Rosenberg:

This letter regards the Commission’s October 25, 2011 comment letter (the “Comment Letter”), with respect to the Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”), of Affirmative Insurance Holdings, Inc. (“Affirmative”). Affirmative has provided the Commission Staff (“Staff”) with several letters in response to the Staff’s comments, to which the Staff has responded both verbally and in writing. On May 3, 2012, the Staff provided further comment on the 2010 Form 10-K, as well as new comments on Affirmative’s Form 10-K for the year ended December 31, 2011. On May 17, 2012, Affirmative requested an extension to provide its written response on June 1, 2012.

Based on our phone discussion with the Staff on May 25, 2012, we request an additional ten (10) business days to provide our written response. Accordingly, this correspondence will confirm that Affirmative intends to submit a written response to the Staff on or before Friday, June 15, 2012.

Thank you for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

        /s/ Michael J. McClure

Michael J. McClure

Executive Vice President &

Chief Financial Officer

Affirmative Insurance Holdings, Inc.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Telephone: (630) 560-7205

Facsimile: (630) 560-7013

E-Mail: michael.mcclure@affirmativeinsurance.com